9 Raffles Place
#42-02 Republic Plaza
Singapore 048619
Tel: +65.6536.1161 Fax: +65.6536.1171
www.lw.com
UEN No. T09LL1649F
FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
July 5, 2013	Beijing	Munich
	Boston	New Jersey
Via Edgar and By Hand	Brussels	New York
	Chicago	Orange County
Division of Corporation Finance	Doha	Paris
Securities and Exchange Commission	Dubai	Riyadh
100 F Street, N.E.	Düsseldorf	Rome
Washington, D.C. 20549	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
Attention: Justin Dobbie	Houston	Silicon Valley
Ada D. Sarmento	London	Singapore
	Los Angeles	Tokyo
	Madrid	Washington, D.C.

Re: MakeMyTrip Limited	File No. 047840-0003

Registration Statement on Form F-3

Filed June 14, 2013

File No. 333-189315

Ladies and Gentlemen:

On behalf of our client, MakeMyTrip Limited, a company organized under the laws of Mauritius (“MakeMyTrip”), we are filing MakeMyTrip’s Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form F-3 (File No. 333-189315) filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2013 (the “Registration Statement”). For your ease of reference, we will hand-deliver to you three copies of Amendment No. 1 marked to show changes to the Registration Statement.

Set forth below is MakeMyTrip’s response to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Commission contained in the letter dated June 27, 2013 from the Staff. For your convenience, the Staff’s comments are reproduced in italics before each response.

Our Company, page 3

1.	Please disclose the company’s revenue and net loss for the fiscal year ended March 31, 2013 in this section.

Response: In response to the Staff’s comment, MakeMyTrip has revised the disclosure to include its revenue and net loss for the fiscal year ended March 31, 2013.

Plan of Distribution, page 21

2.	Please advise us whether the selling shareholder is a broker-dealer or an affiliate of a broker-dealer.

Response: MakeMyTrip has been advised by SB Asia Investment Fund II L.P. that it is not a broker-dealer or an affiliate of a broker-dealer.

July 5, 2013

Taxation, page 25

3.	Please revise to disclose that the Mauritius tax consequences in this section represent counsel’s opinion rather than merely a “discussion” of material Mauritius tax consequences.

Response: In response to the Staff’s comment, MakeMyTrip has revised the disclosure to indicate that the disclosure in the “Taxation — Mauritius Tax Consequences” section, to the extent it relates to matters of Mauritius tax law, represents the opinion of Conyers Dill & Pearman (Mauritius) Limited, MakeMyTrip’s Mauritius counsel.

Exhibit 5.1

4.	Please have counsel revise opinion #4 on page 2 of the opinion to clearly state that the disclosure in the Mauritius Tax Consequences section is the opinion of counsel.

Response: In response to the Staff’s comment, MakeMyTrip’s Mauritius counsel has revised its opinion to state that the disclosure in the “Taxation — Mauritius Tax Consequences” section constitutes its opinion with respect to the tax consequences under Mauritius law of the acquisition, ownership and disposition of MakeMyTrip’s ordinary shares.

Please contact Michael W. Sturrock at (011) 65-6437-5412 or the undersigned at (011) 65-6437-5467 if you have any questions or require additional information concerning the foregoing.

Very truly yours,

/s/ Rajiv Gupta

Rajiv Gupta of LATHAM & WATKINS LLP

Enclosure

cc:	Deep Kalra

Group Chief Executive Officer

MakeMyTrip Limited

Kamal Avutapalli

Associate Director - Legal

MakeMyTrip Limited